Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-160018

AMERICAN EXPRESS CREDIT CORPORATION
$1,500,000,000
5.125% FIXED RATE 5-YEAR SENIOR NOTES DUE AUGUST 25, 2014

Terms and Conditions

Issuer:	American Express Credit Corporation

Expected Ratings (1) :	A2/BBB+/A+ (Stable/Negative/Negative) (Moody’s/S&P/Fitch)

Security Type:	Medium Term Senior Notes, Series D

Trade Date:	August 20, 2009

Settlement Date:	August 25, 2009 (T+3 days)

Maturity:	August 25, 2014

Par Amount:	$ 1,500,000,000

Benchmark Treasury:	2.625% due July 31, 2014

Benchmark Treasury Price and Yield:	101-1 ¾ ; 2.397%

Re-offer Spread to Benchmark:	+ 275 bps

Re-offer Yield:	5.147%

Coupon:	5.125%

Public Offering Price:	99.904%

Underwriters’ Commission:	0.35%

Net Proceeds:	$1,493,310,000 (before expenses)

Interest Payment Dates:	Interest on the notes is payable on the 25th of each August and February, beginning February 25th, 2010. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day.

Day Count:	30 / 360, Following unadjusted

Redemption:	The notes may not be redeemed prior to maturity

Listing:	The notes will not be listed on any exchange

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	0258M0CZ0

ISIN:	US0258M0CZ01

Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

RBS Securities Inc.

Co-Managers:	BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.

Junior Co-Managers:	CastleOak Securities, L.P.
Utendahl Capital Partners, L.P.
The Williams Capital Group, L.P.

AMERICAN EXPRESS CREDIT CORPORATION
$1,500,000,000
5.125% FIXED RATE 5-YEAR SENIOR NOTES DUE AUGUST 25, 2014

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Citigroup Global Markets Inc. at 1-877-858-5407, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or RBS Securities Inc. at 1-866-884-2071.